





Registration No. 56130

GOVERNMENT OF BERMUDA

Registrar of Companies

The Companies Act 1981

CERTIFICATE OF CHANGE OF NAME

I HEREBY CERTIFY that in accordance with section 10 of **the Companies Act 1981** Brookfield Asset Management Reinsurance Partners Ltd. by resolution and with the approval of the Registrar of Companies has changed its name and was registered as Brookfield Reinsurance Ltd. on the 9th day of December 2022.

Kenneth Joaquin

Registrar of Companies

9th day of December 2022

REGISTRAR OF COMPANIES

BERMUDA

QUO FATA FERUNT